NO ACT

PE 12-27-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021439

January 11, 2008

Myra C. Bierria
Corporate Secretary and Securities Counsel
AGL Resources Inc.
Ten Peachtree Place
Atlanta, GA 30309

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/11/2008

Re: AGL Resources Inc.
Incoming letter dated December 27, 2007

Dear Ms. Bierria:

This is in response to your letter dated December 27, 2007 concerning the shareholder proposal submitted to AGL Resources by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

AGL Resources
Atlanta Gas Light
Chattanooga Gas
Elizabethtown Gas
Elkton Gas
Florida City Gas
Virginia Natural Gas
AGL Networks
Sequent Energy Management

404 584 4000 phone
www.aglresources.com

Ten Peachtree Place
Atlanta, GA 30309

December 27, 2007

RECEIVED
2007 DEC 28 PM 2:48
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: No-Action Request re: Omission of Shareholder Proposal by Gerald R. Armstrong

Dear Sir or Madam:

AGL Resources Inc. (the "Company"), hereby notifies the Securities and Exchange Commission (the "Commission") of its intent to omit a shareholder proposal from its proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials"), pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and, in connection therewith, respectfully requests the staff of the Division of Corporation Finance (the "Staff") to indicate that it will not recommend any enforcement action to the Commission.

The Proposal

Mr. Gerald R. Armstrong (the "Proponent") has submitted a proposal (the "Proposal") for inclusion in the Company's 2008 Proxy Materials. The Proposal, including its supporting statement and the Proponent's cover letter, is attached as Exhibit A. The Proposal requests that the Company's board of directors "take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually."

Summary of the Company's Position

As set forth more fully below, the Company believes that it may properly omit the Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f) because at the time the Proponent submitted the Proposal, the Proponent did not own for one year at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the Company's 2008 Annual Meeting of Shareholders (the "Meeting").

Rule 14a-8(b)(1) -- Eligibility to Submit a Proposal; Requisite Ownership and Holding Period.

Rule 14a-8(b)(1) provides that in order for the Proponent to be eligible to submit a shareholder proposal at the Meeting, the Proponent must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the shareholder proposal at the Meeting for at least one year by the date the Proponent submitted the shareholder proposal, and the Proponent must continue to hold those securities through the date of the Meeting. According to Staff Legal Bulletin No. 14 "Shareholder Proposals", dated July 13, 2001 ("SLB 14"), for companies, such as ours, with securities traded on the New York Stock Exchange, for purposes of determining whether a shareholder satisfies the $2,000 threshold and is eligible to submit a proposal, the market value of the shareholder's securities is determined by multiplying the number of securities owned by the shareholder for the one-year period by the highest selling price during the 60 calendar days before the shareholder submitted the shareholder proposal. As described below, the Proponent does not satisfy the foregoing securities ownership requirements of Rule 14a-8(b)(1) and, therefore, is not eligible to submit the Proposal pursuant to Rule 14a-8(b)(1).

On November 19, 2007, the Company received the Proponent's Proposal. In his cover letter, the Proponent stated that he is the owner of 159.3419 shares of AGL Resources common stock. Upon receipt of the Proposal, the Company separately confirmed with its shareholder records and its transfer agent, Wells Fargo Shareowner Services of Wells Fargo Bank, National Association, that as of November 19, 2006 (one year before the submission of his proposal), the Proponent owned in registered form 27.640 shares of AGL Resources common stock, and that the Proponent was not the holder of record of any other shares of AGL Resources common stock.[1] During the 60 calendar days preceding November 19, 2007, the date of submission of the Proposal, the highest selling price of AGL Resources common stock on the New York Stock Exchange was $41.16, which occurred on October, 10, 2007 (please note that at no time during the one year period before the date the Proponent submitted the Proposal did the market value of the Proponent's 27.640 shares of AGL Resources common stock equal or exceed $2,000 in market value). Therefore, the maximum market value of the Proponent's 27.640 shares of AGL Resources common stock was $1,137.66, which is less than the $2,000 requirement. In addition, there were in excess of 76 million shares of AGL Resources common stock outstanding at all times during the one year period preceding the submission of the Proposal. Thus, the Proponent's 27.640 shares of AGL Resources common stock represents significantly less than 1% of the Company's outstanding shares of common stock. Accordingly, the Company believes that the Proposal may be properly omitted from its 2008 Proxy Materials pursuant to Rule 14a-8(b)(1) because the Proponent did not continuously hold at least $2,000 in market value, or 1%, of the Company's outstanding securities entitled to be voted on the Proposal at the Meeting for at least one year by the date the Proponent submitted the Proposal.

Rule 14a-8(f) -- No Requirement to Notify Proponent of Deficiency Where the Deficiency Cannot Be Remedied

Rule 14a-8(f) and the Commission have made it clear that under Rule 14a-8(f) a company need not provide a shareholder of notice of an eligibility deficiency if the deficiency cannot be remedied. SLB 14, Part C, Question 6(c) provides that failure of the shareholder to own at least $2,000 in market value, or 1%, of the company's securities is a defect that cannot be remedied

[1] As noted below, the Company also confirmed that the Proponent did not hold any additional shares of AGL Resources common stock that were not registered in the Proponent's name.

and, therefore, the company is not required to notify a shareholder of that eligibility defect. In this case, as noted above, the Proponent's description of himself as a "shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock" is not a statement that he continuously held at least $2,000 in market value, or 1%, of the Company's common stock for the one year period prior to the date of the submission of the Proposal, and this ownership defect cannot be remedied. Accordingly, we submit the Company was not required to provide the Proponent with notice of the Proposal's deficiency under Rule 14a-8(f).
Nevertheless, although we submit the Company was not required to provide the Proponent with notice of his eligibility defect, as a courtesy, the Company provided notice to the Proponent on November 27, 2007 of the ownership eligibility defect and inquired whether the Proponent held any additional shares of AGL Resources common stock other than the 159.3419 shares specified in the Proposal and in the Company's stockholder records. In the Company's letter, which was delivered to the Proponent within 14 calendar days of receiving the Proposal, the Company notified the Proponent that the Proponent had 14 calendar days from receiving the Company's letter to demonstrate that the Proponent satisfied the eligibility requirements of Rule 14a-8(b). In addition, the Company provided a copy of Rule 14a-8 with its letter. A copy of the Company's letter to the Proponent, dated November 27, 2007, as well as proof of delivery of the letter, is attached as Exhibit B. The Proponent has yet to respond.

The Staff has consistently concluded that shareholder proposals may be properly omitted from a company's proxy materials pursuant to Rule 14a-8(b)(1) where the proponent failed to meet the minimum $2,000 in market value, or 1%, of the company's securities eligibility requirements. For example, in Seagate Technology (August 11, 2003), the Staff stated that a proposal may be excluded under Rule 14a-8(b) because at the time of submission the proponent did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting, as required by Rule 14a-8(b). In Seagate Technology, the shareholder indicated that he owned 100 shares of the company's stock, which had a market value of less than $2,000. See also Sabre Holdings Corporation (January 28, 2004) and KeySpan Corporation (March 2, 2006). Other recent cases where the Staff concluded that a proposal may be properly excluded under Rule 14a-8(b) and Rule 14a-8(f) because the shareholder failed to provide documentary support indicating the satisfaction of the minimum ownership requirements of Rule 14a-8(b) include Wachovia Corporation (December 12, 2007), Sirius Satellite Radio, Inc. (March 19, 2007) and Nationwide Financial Services, Inc. (February 21, 2006).

In this case, the Proponent has not continuously held for at least one year prior to the date of submission of the Proponent's Proposal at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the Meeting. In addition, although not required, the Company provided the Proponent with the opportunity to demonstrate documentary support evidencing that the Proponent satisfied the minimum ownership requirements of Rule 14a-8(b), and the Proponent failed to supply such support. Accordingly, based on the foregoing, the Company believes that the Proposal may be omitted from its 2008 Proxy Materials pursuant to Rule 14a-8(b)(1) and Rule 14a-8(f) because the Proponent has not satisfied, and cannot timely satisfy, the eligibility requirements of Rule 14a-8(b).

Conclusion

For the reasons set forth above, the Company respectfully submits that it may properly omit the Proposal from its 2008 Proxy Materials and requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits A and B, are enclosed, and a copy of this letter, including copies of such exhibits, is being sent to the Proponent.

Please acknowledge receipt of this letter by stamping the enclosed copy of the first page of the letter and returning it in the enclosed self-addressed, stamped envelope. If you have any questions regarding this request, please call the undersigned at (404) 584-3367.

Very truly yours,

Myra C. Bierria

Myra C. Bierria
Corporate Secretary and Securities Counsel

EXHIBIT A

Proponent's Proposal

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 10, 2007

Corporate Secretary
AGL RESOURCES, INC.
Post Office Box 4569 - Location 1466
Atlanta, Georgia 30302-4569

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of AGL RESOURCES INC., at the coming annual meeting in 2008, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 159.3419 shares which are likely to be increased because of my participation in the dividend reinvestment plan, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7004 2510 0004 8299 0968

RESOLUTION

That the shareholders of AGL RESOURCES, INC. request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of teh previously-elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

U. S. Bancorp, Associated Banc-Corp, Piper-Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Illsley Corporation, and Wintrust Financial, Inc. are among the corporations electing directors annually because of the efforts of the proponent.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

GERALD R. ARMSTRONG
820 SIXTEENTH STREET, NO. 705
DENVER, COLORADO 80202-3227

CERTIFIED MAIL™

7004 2510 0004 8299 0968

RETURN RECEIPT REQUESTED

UNITED STATES POSTAL SERVICE
0000
30302
U.S. POSTAGE
PAID
DENVER, CO
80202
NOV 13 '07
AMOUNT
$5.21
00084292-05

Rec'd 11/19/07

Corporate Secretary
AGL RESOURCES INC.
Post Office Box 4569 - Location 1466
Atlanta, Georgia 30302-4569

30302+4569 B050

PLACE STICKER AT TOP OF ENVELOPE TO THE RIGHT
OF THE RETURN ADDRESS. FOLD AT DOTTED LINE

EXHIBIT B

Company's Letter to Proponent

AGL Resources

Ten Peachtree Place
Atlanta, GA 30309
404.584.4000 phone
www.aglresources.com

404.584.4000 phone
www.aglresources.com
Ten Peachtree Place
Atlanta, GA 30309
Writer's Direct Dial
404.584.3367
Writer's Fax
404.584.3459
Writer's email
mblerrio@aglresources.com

VIA FEDERAL EXPRESS

November 27, 2007

Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

Re: Letter received November 19, 2007

Dear Mr. Armstrong,

I am in receipt of your letter, dated November 10, 2007, concerning your intent to submit a shareholder proposal for the 2008 annual meeting of shareholders of AGL Resources Inc. (the "Company").

As you are aware, shareholder proposals are governed by Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal for inclusion in the Company's proxy statement, a shareholder must have continuously held at least $2,000 in market value, or 1% of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the shareholder submits the proposal. A copy of Rule 14a-8(b) is attached for your reference. Our records indicate that you have not been the registered holder of at least $2,000 in market value of Company common stock for at least one year prior to November 19, 2007. As of November 19, 2006, our share register indicates that you held 27.64 shares of Company common stock. Valued at $41.16, the highest selling price during the 60 calendar days before the date on which your letter was received (in accordance with Staff Legal Bulletin No. 14, Item C2(a) (July 13, 2001) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission), these shares have a market value of $1,137.66, less than the $2,000 in market value required by Rule 14a-8(b)(1). These shares are also well below 1% in number of the Company's outstanding shares of common stock.

If you own additional shares of Company common stock of which you are not the registered holder, please provide a written statement from the record holder of these additional shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. Please also provide the number of such shares and the dates these shares were acquired so that we may verify that you hold a sufficient amount of Company securities to be eligible to submit a proposal pursuant to Rule 14a-8(b)(1).

Please provide us with a response, providing the requested evidence, that is postmarked or transmitted electronically within 14 calendar days from the date you receive this letter. Pursuant to Rule 14a-8(f)(1), if you fail to provide the requested evidence regarding your eligibility to submit a proposal within this period, the Company may exclude your proposal from the Company's 2008 annual meeting of shareholders.

Thank you,

Myra C. Bierria

Myra C. Bierria
Corporate Secretary & Securities Counsel

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AGL Resources Inc.
Incoming letter dated December 27, 2007

The proposal relates to the annual election of directors.

There appears to be some basis for your view that AGL Resources may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to AGL Resources' request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AGL Resources omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END